UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**FORM 8-A**

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

**RIO NARCEA GOLD MINES, LTD.**
(Exact name of registrant as specified in its charter)

| **Canada** | **Not Applicable** |
|---|---|
| (State of incorporation or organization) | (I.R.S. Employer Identification No.) |

**Avda. Del Llaniello, 13 Bajo
33860 Salas,
Asturias, Spain**
(Address of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  [ ]

Securities Act registration file number to which this form relates: **Not applicable**

Securities to be registered pursuant to Section 12(b) of the Act:

| Title of each class to be so registered: | Name of each exchange on which each class is to be registered: |
|---|---|
| **Common Shares** | **The American Stock Exchange** |

Securities to be registered pursuant to Section 12(g) of the Act:  **None**

**INFORMATION REQUIRED IN REGISTRATION STATEMENT**

**Item 1. Description of Registrant's Securities to be Registered.**

This Registration Statement on Form 8-A relates to the registration of the common shares of Rio Narcea Gold Mines, Ltd. (the "Company"). The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the symbol "RNG".

The rights and restrictions attached to the aforementioned common shares are as set out in the Articles of Incorporation and By-Law No. A-1 of the Company, which are included or incorporated by reference as exhibits to this Registration Statement.

The Company is authorized to issue an unlimited number of common shares. Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a *pro rata* basis such dividends, if any, as and when declared by the Company's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a *pro rata* basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a *pro rata* basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company currently has outstanding options and warrants that entitle the holders thereof to common shares of the Company. These options and warrants contain provisions designed to protect the holders against dilution upon the happening of certain events. The number of common shares issuable upon exercise of the options and warrants is subject to adjustments from time to time, including upon the occurrence of some but not necessarily all of the following events: a rights offering, an extraordinary distributions of cash or other property to holders of common shares, a stock dividend declared on the common shares or a subdivision or combination of the common shares. No fractional common shares will be issued upon the exercise of any options or warrants.

Additional information called for by this item is contained in the Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the Securities and Exchange Commission, and is hereby incorporated by reference.

**Item 2. Exhibits.**

1. The Company's Articles of Incorporation;[*]
2. Certificate of Amendment to the Company's Articles of Incorporation, dated June 19, 2000;
3. The Company's By-Law No. A-1; and
4. The Company's form of common share certificate.

_____

[*] Incorporated by reference to exhibit 1 of the Company's Registration Statement on Form 20-F on file with the Securities and Exchange Commission, as filed on March 27, 2000, under Commission file number 000-36670.

## SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RIO NARCEA GOLD MINES, LTD.


By:     <u>/s/ Alberto Lavandeira</u>
       Name:  Alberto Lavandeira
       Title:    President and Chief Executive Officer

Date: February 18, 2004